SE  N

17010048

SEC Mail Processing Section

MAR 02 2017

Washington DC 406

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SEC FILE NUMBER
8 - 65657

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 11th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Chapman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK FINANCIAL SERVICES, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



URSULA WARD
Notary Public - State of New York
NO. 01WA6264251
Qualified in New York County
My Commission Expires

Signature

Managing Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (o) Independent auditor's report on Regarding Rule 15c3-3 Exemption
- [X] (p) Rule 15c3-3 Exemption Report pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT
TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN MEMBER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION:

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission 9

Schedule II
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission 10

Report of Independent Registered Public Accounting Firm Regarding Exemption
from Rule 15c3-3. 11

Rule 15c-3-3 exemption report. 12



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CDK Financial Services, LLC

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
March 1, 2017

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	44,763
Fees receivable (Note C)		240,678
Due from affiliate		5,789
Other assets (Note E)		17,320
TOTAL ASSETS	$	308,550

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		49,128
TOTAL LIABILITIES		49,128
MEMBER'S EQUITY		259,422
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	308,550

CDK FINANCIAL SERVICES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Placement fees (Note C)	$	674,830
Other income		4,412
		679,242
EXPENSES:		
Salaries		153,438
Commission to memebers (Note B)		45,676
Rent		92,555
Technology and communication		12,897
Professional fees		105,499
Travel and entertainment		86,583
Regulatory fees		7,672
Other operating expenses		22,419
TOTAL EXPENSES		526,739
NET INCOME BEFORE TAXES		152,503
BENEFIT FOR UNINCORPORATED BUSINESS TAX (Note D)		1,796
NET INCOME	$	154,299

CDK FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY AT THE BEGINNING OF YEAR	$	512,924
NET INCOME		154,299
DISTRIBUTIONS		(407,801)
MEMBER'S EQUITY AT END OF YEAR	$	259,422

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	154,299
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,899
Change in assets:		
Other assets		(9,293)
Fees Receivable		81,146
Decrease in liabilities:		
Accounts Payable		(20,458)
NET CASH PROVIDED BY OPERATING ACTIVITIES		207,593
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchace of equipment		(2,311)
Distributions		(407,801)
NET CASH USED IN FINANCING ACTIVITIES		(410,112)
NET DECREASE IN CASH		(202,519)
CASH AT BEGINNING OF THE YEAR		247,282
CASH AT END OF THE YEAR	$	44,763

NOTE A:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self- regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company maintains its cash balances at a major banking institution.The Company does not believe that it has any risk with respect to its cash balances.

Receivables represent a concentration of credit risk and are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. The Company does not believe that it has significant risk with respect to its receivables.

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2016, management has not provided an allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE A:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is currently a single member limited liability company and therefore is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Members of the Company is taxed on his share of the Company's earnings.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED-PARTY RANSACTIONS

The company payed two of its indirect owners compensation of $45,676 relating to the generation of revenue.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. At December 31, 2016, placement fees receivable related to management fees and performance fees amounted to $240,678. For the year ended December 31, 2016, all of the fees were earned from unrelated entities. Approximately 90% of such fees come from two clients.

NOTE D: INCOME TAXES

The Company pays no income taxes since it is treated as a disregarded entity for tax purposes.

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE E: OTHER ASSETS

Other assets include security deposit of $5,100, prepaid expenses of $4,905 and furniture and equipment, of $7,315 after net of accumulated depreciation of $4,906. .

NOTE F:NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had negative net capital of ($4,365) which is deficient of the requirements by ($9,365). The Company's net capital issue was corrected when the company collected receivables on January 19th, 2017.

NOTE G:SUBSEQUENT EVENTS

The Company's sole member transferred its ownership of the company to one its members in 2017.

The remaining member of the company has committed to generating income from new sources during the coming year or alternatively he will support the activities , as needed.

SCHEDULE I

CDK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

CREDITS		
Member's equity	$	259,422
CHARGES		
Nonallowable assets:		
Fee Receivables, net of compensation payable		240,678
Other assets		23,109
NET CAPITAL		(4,365)
6 2/3% of aggregate indebtedness of $49,128 or $5,000		5,000
NET CAPITAL DEFICIENT OF REQUIREMENT		(9,365)
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	49,128
Ratio of aggregate indebtedness to net capital		-1125.50%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

SCHEDULE II CDK FINANCIAL SERVICES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout the year.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CDK Financial Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) CDK Financial Services, LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
March 1, 2017

CDK FINANCIAL SERVICES, LLC
RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2016

CDK Financial Services. LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)